Exhibit 99.1



            National Home Health Care Corp. Announces Reimbursement
      Rate Adjustments in Connecticut and Increases Stock Repurchase Plan


Thursday April 24, 1:20 pm ET

SCARSDALE, N.Y.--(BUSINESS WIRE)--April 24, 2003--National Home Health Care Corp. (NASDAQ National Market: NHHC - News) announced that the Connecticut Department of Social Services has, effective May 1, 2003, significantly reduced the Medicaid reimbursement rate for certain nursing visits.

The Company believes that the effect of this rate change could be a reduction of approximately 45% in the Company's pre-tax income on an annualized basis, absent other developments in the Company's operations. The Company believes that the decrease is a function of the continuing efforts by all third-party payors to contain or reduce costs. The rate change will impact periods following the effective date and will have no impact on the Company's historical results of operations, including results of operations for the quarter ending April 30, 2003. The Company will seek to offset a portion of the adverse impact of the rate adjustment by reductions in various costs relating to the affected services.

The Company's Board of Directors has increased its program to repurchase its Common Stock from $1,000,000 to $3,000,000. Purchases would be made from time to time in the open market and through privately-negotiated transactions, subject to general market and other conditions. The buyback program will be financed out of existing cash or cash equivalents. The Board of Directors of the Company believes its shares represent an attractive investment for the Company. The increase in the stock repurchase program reflects the Company's strong financial position and management's confidence in the Company's long-term prospects.

National Home Health Care Corp. is a provider of home health care services in New York, New Jersey, Connecticut and Massachusetts and also provides staffing services in New York, New Jersey and Connecticut.

Certain matters set forth herein are forward-looking statements that are dependent on certain risks and uncertainties, including the uncertainty of the impact on the Company of changing reimbursement rates, cost-saving measures associated therewith and other operational and regulatory factors in a highly regulated industry.

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Contact:
     National Home Health Care, Scarsdale
     Steven Fialkow or Robert P. Heller
     914/722-9000